SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 5)
Under the Securities and Exchange Act of 1934

 Morgan Stanley New York Quality Municipal Securities, Inc.
(IQN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

61745P528
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Morgan Stanley New York Quality Municipal Securities, Inc.
		Morgan Stanley Dean Witter Trust
		Harborside Financial Center ? Plaza Two
		Jersey City, NJ   07311-3977
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of IQN
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of IQN fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 29, 2000.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 282,275 shares, which represents 6.13% of the outstanding Shares.  George Karpus presently owns 28,000 shares purchased on March 27 & 28, 2001 at $13.00 (5000 shares), June 11 & 20 at $12.85 (3000 shares), August 15 at $13.39 (1500 shares), August 28 at $13.44 (5500 shares), August 8, 2002 at $13.65
(3000 shares), May 5, 2003 at $13.72 (4450 shares), May 29 at $14.07
(550 shares), August 15, 22, & 25 at $13.15 (5000 shares).  Jo Ann Van
Degriff owns 3000 shares purchased on June 29, 2001 at $13.00 (2,000 shares) and May 30, 2003 at $14.14 (1000 shares).  None of the other
Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 29, 2000 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
12/4/2003
1900
13.3

1/9/2004
2100
13.85
12/5/2003
100
13.43

1/12/2004
900
13.85
12/10/2003
1100
13.55

1/30/2004
-750
14.07
12/11/2003
700
13.49




12/12/2003
470
13.46




12/18/2003
5540
13.59




12/23/2003
580
13.63




12/26/2003
4250
13.64




12/30/2003
3350
13.77




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of IQN
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





February 10, 2004 		        	       By:________________________
           Date						       Signature
					   Jo Ann Van Degriff, Senior Vice President
            Name/Title